

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 14, 2017

Jan-Anders Karlsson, Ph.D.
Chief Executive Officer
Verona Pharma PLC
3 More London Riverside
London SE1 2RE UK

>   **Re: Verona Pharma PLC**
>   **Registration Statement on Form F-1**
>   **Filed March 3, 2017**
>   **File No. 333-217124**

Dear Dr. Karlsson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1 Legal Opinion

1. Paragraph 1.3 includes an inappropriate limitation on the documents reviewed and review conducted. You may indicate that the identified items were the only items you reviewed if you also state that you determined that the identified documents included all documents that you deemed relevant to rendering an opinion. Please revise to remove the language indicating that your review was limited to the identified inquiries and searches or revise the opinion to also specifically state that you determined the identified documents and searches were the only ones relevant to rendering an opinion.

2. It is inappropriate to include assumptions that are too broad or assume material facts underlying the opinion. Paragraph 2(c) appears to assume material facts related to the issue of whether the shares will be legally issued. Please revise your opinion to remove paragraph 2(c), refile the legal opinion following the directors' resolution to allot and

issue the shares or provide us with an explanation as to why this assumption is necessary and appropriate.

3. Similarly, it is not appropriate to assume facts that are readily ascertainable. Please remove your assumptions relating to Company actions from paragraph (i) from Schedule 1 Assumptions. Additionally, with respect to your reservation in paragraph (a) of Schedule 2 Reservations, tell us why your searches are not capable of revealing the material facts. To the extent possible, draft your assumptions more narrowly.

4. We note that the assumption that "no shares in the capital of the company other than the Shares have been or will be allotted pursuant to resolutions 2 and 3 passed at the General Meeting." Without knowing the nature of resolutions 2 and 3, it is not possible to understand the effect of this assumption. Please explain.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Nathan Ajiashvili, Esq.
Latham & Watkins LLP